NEWS RELEASE

EMX Royalty to Sell the Alanköy and Trab-23 Gold and Copper Projects in Turkey for Gold Bullion Payments and Royalty Interests

Vancouver, British Columbia, September 25, 2019 (TSX Venture: EMX; NYSE American: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution of purchase agreements for the sale of EMX subsidiaries that own the Alanköy and Trab-23 exploration projects (the "Projects") in Turkey to Kar Mineral Madencilik İnşaat Turizm Sanayi ve Ticaret A.Ş. ("Kar"), a privately owned Turkish Company. Both projects are located in highly prospective mineral belts in Turkey, and both contain extensive zones of outcropping and drill defined gold and copper mineralization. Multiple exploration targets are present on each project, and include porphyry-type, epithermal, carbonate replacement style ("CRD"), and skarn-type mineralization. See http://www.EMXroyalty.com for additional information on the Projects.

Commercial Terms Overview.

  Upon closing, EMX will receive 40 ounces of gold for the Alanköy project and 30 ounces of gold for the Trab-23 project.

  EMX will receive an uncapped 2.5% net smelter return royalty (NSR) royalty on each project.

  For the Alanköy project, EMX will receive annual advance royalty ("AAR") payments of 35 ounces of gold for the first three years of the agreement, AAR payments of 45 ounces of gold in years 4 through 6 of the agreement, and AAR payments of 70 ounces of gold from and after the 7th anniversary.

  For the Trab-23 project, EMX will receive AAR payments of 35 ounces of gold through the 4th anniversary of the agreement, and AAR payments of 45 ounces of gold from and after the 5th anniversary.

  For each project, EMX will receive a milestone payment of 500 ounces of gold upon receipt of key mine development permits.

  The gold bullion payments referred to above may be made in troy ounces of gold bullion or their cash equivalents.

  Each agreement also contains certain work commitments that include drilling milestones and other project advancement requirements.

  Closing for each project is subject to approval by the Ministry of Mining of the transfer to Kar. Closing for the Alanköy project is also subject to renewal of the Alanköy license.

Overview of Alanköy. The Alanköy project is located in Turkey's Biga Peninsula, amidst a cluster of recent discoveries and advanced exploration projects, including the nearby Halilaga porphyry copper-gold, TV Tower epithermal gold-silver, and Kirazli epithermal gold-silver deposits. Like other systems in the area, Alanköy is characterized by zones of extensive and intense advanced argillic alteration and the development of gold-enriched vuggy silica lithocaps.

Historic work by MTA (Turkey's Directorate General of Mineral Research and Exploration) in the late 1980s focused on the near-surface gold mineralization in the lithocaps, and included a campaign of twelve core holes, all drilled to a pre-determined depth of 151 meters. Most notable is MTA drill hole MJTC-10, which was drilled toward the center of the system and ended in copper mineralization. Copper and gold grades increase toward the bottom of MJTC-10, with overlapping end-of-hole intercepts of 22 meters (129-151m) averaging 0.25% copper and 55.5 meters (95.5-151m) averaging 0.14 g/t gold (true width unknown). No drilling below 151 meters was conducted, and drill hole MJTC-10 was never followed up. From the Company's independent work, MTA's historic results are considered to be representative, reliable and relevant.

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Broad zones of hydrothermal alteration are obvious at Alanköy, and EMX has identified multiple exploration targets on the property via geologic mapping, rock and soil sampling, spectral analyses and a ground magnetic survey. This work outlined a six square kilometer area of advanced argillic lithocaps with multiple styles of mineralization. More recently, EMX mapped and documented extensive zones of carbonate replacement and skarn-type mineralization on the property, as well as breccia pipes with coincident gold-in-soil anomalies (> 200 ppb Au) in the southern portion of the license.

Overview of Trab-23. The Trab-23 project is located in Turkey's eastern Pontides metallogenic belt, and hosts both porphyry style copper-gold mineralization and epithermal quartz-barite-gold veins. Rocks at higher elevations are dominated by epithermal styles of alteration and mineralization, while porphyry-style alteration and mineralization is exposed at lower elevations in stream bottoms and in historic drill holes.

Historic work at Trab-23 was conducted by Western Mining Corporation, BHP, and Odyssey Resources starting in the 1990s, and included geologic mapping, soil and rock sampling, and geophysical surveys. This work outlined a northwest trending, 2.5 kilometer long zone of variably altered intrusive and volcanic rocks coincident with anomalous gold and copper geochemistry. Zones of biotite-rich (potassic) alteration with coincident copper and gold mineralization were observed and mapped in the core of the system, typical of porphyry-type systems.

A two-hole, 264 meter reconnaissance drill program completed in 2002 by an Odyssey Resources/BHP joint venture intersected gold and copper mineralization associated with porphyry-style quartz stockwork veining. Hole GD-1 intersected anomalous gold and copper mineralization that increases towards the bottom of the hole, ending in a 34 meter mineralized interval of 0.2 g/t gold and 0.1% copper to 142 meters total depth (true width unknown). Hole GD-2 averaged 0.38 g/t gold and contained anomalous copper mineralization (average of 705 ppm Cu) over its entire 122 meter length (true width unknown). From the Company's independent work, the historic drill results are considered to be representative, reliable and relevant. Neither hole was followed up, and this area of historic drilling represents the highest priority target for further exploration.

Plans for further exploration. Kar has indicated to EMX that it intends to immediately commence further exploration on the Projects that will include additional surface sampling, geophysical surveys and drilling.

Comments on Sampling, Assaying, QA/QC, and Nearby Projects. EMX's exploration samples were collected in accordance with industry best practice standards. The samples were submitted to ALS Global laboratories in Izmir, Turkey for sample preparation and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for analysis. Gold was analyzed by fire assay with an AAS finish, and the multi-element data underwent aqua regia digestion and analysis with MS/AES techniques. As standard procedure, the Company conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, and field duplicates.

The nearby deposits and advanced projects in the region provide context for Alanköy, which occurs in a similar geologic setting. However, this is not necessarily indicative that Alanköy hosts similar tonnages or grades of mineralization.

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Tel:  (604) 688-6390  Fax:  (604) 688-1157
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Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole	Scott Close	Isabel Belger
President and Chief Executive Officer	Director of Investor Relations	Investor Relations (Europe)
Phone: (303) 979-6666	Phone: (303) 973-8585	Phone: +49 178 4909039
Dave@EMXroyalty.com	SClose@EMXroyalty.com	IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter that ended on June 30, 2019 (the "MD&A"), and the most recently filed Form 20-F for the year that ended on December 31, 2018, actual events may differ materially from current expectations.  More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com